UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Appointment of New Directors

Effective October 3, 2025, the Board of Directors (the “Board”) of SOLOWIN HOLDINGS (the “Company”) appointed Professor Yang Wang as an independent director and Mr. Haokang Zhu as a director to strengthen the Company’s business development and pursue new opportunities. Additionally, Professor Yang Wang has been appointed as a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

Yang Wang is the Vice-President and Pro-Vice-Chancellor (Institutional Advancement) and Chair Professor in Mathematics, Computing and Data Science at The University of Hong Kong. An internationally respected scholar with more than 150 academic publications, his research spans blockchain technology, data science, and applied mathematics. Before joining The University of Hong Kong, Prof. Wang worked at the Hong Kong University of Science and Technology from October 2020 to July 2025. While at the Hong Kong University of Science and Technology, he held several leadership positions, including Head of the Department of Mathematics, Dean of the School of Science, Vice-President for Institutional Advancement, and Chair Professor in Mathematics. Prof. Wang currently serves as an independent director of Iflytek Medical Technology Co. (HKEX: 2506) and Antalpha Platform Holding Company (Nasdaq: ANTA). He earned his bachelor’s degree in mathematics from the University of Science and Technology of China and his Master of Science and Ph.D. in mathematics from Harvard University. Additionally, as the Chief Scientist of the Institute of Web 3.0 Hong Kong, he has played a pivotal role in advancing Hong Kong’s Web3 technology ecosystem and driving innovation in AI education. With his extensive leadership experience in academia and industry, deep expertise in data science and Web3 technologies, and proven track record as an independent director for publicly listed companies, Prof. Wang brings invaluable strategic insight and governance capabilities to our board of directors.

Haokang Zhu is the co-founder and chief executive officer of AlloyX Limited. Mr. Zhu currently is also a member of the Entrepreneurship Committee Advisory Group and a vetting judge for the Incubation Fund at Cyberport. Previously, he served as the Head of Digital Assets and Head of Family Office Business at China Asset Management (Hong Kong) from April 2024 to July 2025, where he oversaw crypto ETFs, fund tokenization, stablecoin treasury management, and central bank digital currency sandboxes. During this period, he led the launch of Asia’s first approved compliant retail tokenized money market fund in 2025 and spearheaded the issuance of Asia’s first and largest Bitcoin and Ethereum spot ETFs in 2024. From January 2023 to March 2024, Mr. Zhu served as a portfolio manager and the chief investment officer at Holly International Asset Management, where he established the Asia RWA Workgroup to promote the tokenization of real-world assets. From June 2020 to November 2022, Mr. Zhu served as a portfolio manager and the head of equity investment at Dongxing Securities (HK) Asset Management. Before that, he worked at Goldman Sachs as an executive director from July 2015 to May 2020, completing 100+ IPOs and financing deals across New York, Boston, and Hong Kong. He currently serves as an independent director of China New Economy Fund Limited (HKEX: 0080). Mr. Zhu earned a Doctorate in FinTech from The Hong Kong Polytechnic University and co-authored the first Chinese-language book on RWA tokenization, published by China’s Ministry of Finance publishing house, with the English version released by Springer Nature. Mr. Zhu’s extensive leadership experience in digital assets, fund management, and financial innovation, combined with his proven track record of launching pioneering investment products and serving on advisory and directorial boards, makes him exceptionally qualified to serve on our board.

Also, effective October 3, 2025, Mr. Cha Hwa Chong resigned from the Nominating and Corporate Governance Committee and the Compensation Committee of the Board. Mr. Chong continues to serve as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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